FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 17, 2008

Item 3: News Release:

A news release dated and issued on April 17, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Completes VTEM Geophysical Survey

Over Nickel Plats Project, Saskatchewan

Item 5: Full Description of Material Change:

April 17, 2008, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN   OTCBB: PAWEF Frankfurt: P7J) is pleased to advise that a 2284 kilometre Geotech Ltd., helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey has been completed over the Nickel Plats mineral claim holdings in Saskatchewan.

The property is situated 72 kilometres north-east of the town of La Ronge, SK. The survey results will define the geophysical signature of the gabbro intrusive, and the Gochagar Nickel-Copper occurrence. The area of the occurrence has been previously tested with 88 diamond drill holes by Scurry Rainbow in the 1960’s, and by Flanagan, McAdam and Company (McNickel Inc.) in the late 1980’s early 1990’s. The Saskatchewan mineral deposits index reports a Northern Miner Magazine release (04/11/1989) indicating a non compliant national instrument 43-101 “resource” of 1,700,000 tons grading 0.74% combined Nickel and Copper. The mineralization occurs as massive pods, disseminated blebs and fracture fillings within the gabbro. The mineral deposits index cites historical samples analysis results of up to 3.92% Nickel, 0.07% Copper and 2.86% Cobalt.

The resource referred to above is historical in nature, and was compiled before NI 43-101. PFN has not independently analyzed the results of the previous exploration therefore; the historical results should not be relied upon. PFN believes this historical resource provides an indication of a mineralized system within the property that is relevant to ongoing exploration.

Future work within the property will be directed to define, and expand a mineral resource to NI 43-101 standards.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

The company has over $11 million in working capital and securities.

The Qualified Person for this release is David Powers, H.BSc, P. Geo, VP Project Development, Pacific North West Capital Corp.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this  17th  day of April 2008.